Exhibit 7.1

CODE OF BUSINESS CONDUCT AND ETHICS

MESSAGE FROM THE CEO

Pacaso’s mission is to enrich lives by making second home ownership possible and enjoyable for more people. The two most important words in that sentence are “enrich lives” — the belief guides everything we do and every decision we make. We not only enrich the lives of our Owners but also the lives of our Crew. This means conducting our business ethically and honestly in an environment that values diverse experiences and ideas, and fosters tolerance and respect.

Crew Members are the backbone of Pacaso – our reputation and relationships with our Owners, business partners and others depend on the integrity and thoughtful actions of each of you. That is, to act ethically, avoid the appearance of impropriety, and conduct yourself with the highest regard and respect for others. This Code of Conduct will help you understand what is expected of you as a Crew Member to support these foundational values and our mission.

You are responsible with familiarizing yourself with this Code and any other Pacaso policies that apply to your role. Of course, it isn’t possible for these policies to cover every situation you might face. This is where our Crew commitment to communication comes into play. If you have questions or concerns about your actions or those of other Crew Members, there are many avenues available to you. Ask your manager, People and Talent, a member of Legal, or report through our confidential reporting platform.

Together, we will continue to push our mission forward and thrive.

Let’s go!

Austin

1.	Purpose

Pacaso’s mission is to enrich lives by making second home ownership possible and enjoyable for more people. To support this mission, we must conduct our business affairs with integrity and according to the highest ethical standards. In all of our operations, support activities, and leadership strategies, we always comply with applicable law and regulations and, where appropriate, we hold ourselves to an even higher standard of conduct.

Our Code of Conduct (the “Code”) provides a framework for meeting your obligation to uphold these standards – it is not intended to address all possible questions or issues. Instead, it is an overview of Pacaso’s expectations, and provides general guidance and directs you to where to go to ask questions or report concerns.

The Code applies to all Pacaso employees, officers, and directors, as well as any other person Pacaso requires to acknowledge and to follow the Code (individually, “you” or “Crew Member”, and collectively “Crew Members”). This Code will be updated as needed to reflect changes in law or regulation. It is each Crew Member’s responsibility to periodically review the Code and to certify compliance when asked.

2.	Our Obligations

Crew Members are representatives of Pacaso and we expect you to embody our Core Values, which we remember with the acronym iCare:

●	Embrace an Infinite mindset

●	Communicate constantly

●	Act with agility

●	Row together

●	Empty the dishwasher

At the same time, all Crew Members must represent Pacaso appropriately by abiding by both the letter and the spirit of this Code and Pacaso policies. You are responsible for reviewing, understanding, and complying with all applicable policies and the law. If you have questions or concerns, do not hesitate to ask for help or consult with your manager.

You are required to report instances where you believe that a violation of law or regulation, this Code, or another Pacaso policy has occurred. Violations, including retaliating against another Crew Member for making a good faith report of potential misconduct, may be subject to disciplinary action, up to and including termination.

3.	Workplace Harassment and Discrimination

Pacaso is committed to a work environment that provides employees equality, respect and dignity. In keeping with this commitment, we have a policy of “zero tolerance” with regard to all forms of unlawful discrimination and conduct which can be considered harassing, abusive, coercive or disruptive. We do not tolerate unlawful discrimination or harassment of any form directed toward fellow Crew Members, interns, current or prospective homeowners, contractors, vendors or any other person performing services to or with Pacaso. This includes harassment or discrimination on the basis of race, religion, color, sex (including pregnancy, sexual orientation and gender identity), national origin, disability, age, genetic information, marital status, veteran status, or any other characteristic or status protected under applicable federal, state, or local laws. Pacaso condemns and prohibits harassment whether or not it rises to the level of illegal harassment under federal, state or local law. Any Crew Member who violates this policy will be subject to disciplinary action, up to and including termination. For more information, see Pacaso’s Team Member Handbook and related policies.

4.	Reporting Misconduct / Non-Retaliation

We require all Crew Members to report potential violations of law, regulation, or Pacaso policy. This includes reporting on conduct that you experience, witness, or become aware of that is illegal, inappropriate, unethical, or unsafe. All reports will remain confidential to the extent reasonably possible and permitted by law.

You are encouraged to report promptly and may do so directly to a manager, People and Talent, Legal, or through the Pacaso web-based reporting platform www.EthicsSuite.com/Pacaso or by email to PacasoEthics@EthicsSuite.com. Reports submitted through the web-based reporting platform can be made completely anonymously. If you wish to remain anonymous and report by email, include this information in your email text and your identity will not be revealed to Pacaso. If you choose to remain anonymous, please provide as much detail as possible to facilitate a thorough investigation.

Pacaso strictly prohibits retaliation against any Crew Member who files a complaint in good faith or who assists with an investigation, even if the result of the investigation produces insufficient evidence to support the complaint. Any Crew Member who intentionally makes a report that is false will also be subject to employment action. For more information, see Pacaso’s Team Member Handbook and related policies.

5.	Investigations

Pacaso fosters a culture that prioritizes the health and wellbeing of employees and so Crew Member concerns are taken very seriously. Issues that require internal investigation will be promptly, thoroughly, and impartially investigated. All Crew members must cooperate fully with any ongoing investigation, provide truthful and complete answers, and provide or retain relevant information and supporting documents when instructed. Crew Members must not initiate or conduct their own investigations alongside the company’s because this can hinder our ability to conduct a successful investigation and may result in legal exposure or reputational harm to Pacaso. If you believe that an incident or practice is inappropriate or a violation of law or policy, follow the procedures set forth above for reporting misconduct in Section 4 Reporting Misconduct / Non-Retaliation.

Pacaso fully cooperates with regulators and law enforcement when asked and we require you to do the same. Information we provide must be accurate, complete, and not misleading. In order to ensure we meet our obligations and provide information that is also current, relevant to the regulatory request, and in the appropriate format, you must contact Legal if you receive a request for information or believe that a regulatory investigation is imminent.

6.	Employee Discipline

Pacaso is dedicated to providing a workplace that is safe, supportive, and free of misconduct. Accordingly, we do not tolerate wrongdoing and will prevent it whenever possible. Those who violate this Code, other Pacaso policy, or engage in other inappropriate or illegal conduct are subject to employee discipline, up to and including termination of employment, and potential legal action.

7.	Conflicts of Interest

All Crew Members are responsible for protecting Pacaso’s reputation, which means acting with good judgment and objectivity, and in Pacaso’s best interest. You must never use your position with Pacaso to improperly benefit yourself or anyone close to you. One example of potential impropriety is directing Pacaso’s business to a friend or relative or diverting away a business opportunity you discovered through your role at Pacaso for your personal gain.

You must avoid situations that create a conflict, or even the appearance of a conflict, between your personal interests and Pacaso’s business. Conflicts may arise in instances where you or a close family member enters into or has an existing relationship with current or potential suppliers, business partners, or competitors. In many cases, we can resolve such conflicts but this requires that you immediately disclose concerns about the appropriateness of a business relationship or the existence of a potential conflict to your manager or by emailing Compliance@Pacaso.com.

8.	Anti-Trust and Free and Open Competition

Anti-trust and competition laws are in place to protect consumers and to promote competition. Pacaso is committed to complying with all of the laws and regulations applicable to our business and to dealing ethically with competitors and worthy rivals. While we encourage Crew Members to vigorously and fairly compete in the marketplace, you must never collaborate with competitors, even informally, or use competitor information to:

●	Stabilize, fix, or control prices

●	Allocate customers, market shares, products, or territories

●	Boycott customers or suppliers

●	Refrain from sales

Engaging in any of these practices is strictly prohibited, may be a violation of law, and exposes you and Pacaso to legal action, including criminal penalties. Even the suggestion that Pacaso may have engaged in illegal or unfair trade or competitive practices has negative consequences and must be avoided. In all things, remember your duty to protect our confidential information. This means you are also not permitted to share information with competitors relating to pricing, sales metrics, vendors, customers, or other sensitive or non-public information.

In some contexts, such as trade associations or joint ventures, communicating with competitors may be perfectly appropriate. However, these interactions can be very high risk for you and Pacaso and so are strictly prohibited unless specifically pre-approved by the Chief Legal Officer.

9.	Anti-Corruption, Gifts and Hospitalities

Pacaso does not tolerate corruption of any kind in our business dealings. In addition, we are subject to a variety of domestic and non-US anti-corruption laws. Violation of these laws can result in serious consequences to the company or individual Crew Members, including criminal prosecution, civil litigation, severe monetary penalties, and other regulatory action. Even the appearance of corruption can damage our brand.

The US Foreign Corrupt Practices Act (FCPA) prohibits offering, paying, soliciting, or providing something of value to a non-US government official for the purpose of improperly influencing the official to benefit Pacaso. Instructing a third-party to take any of these actions on your behalf is also a violation of this Policy and the law, as is trying to circumvent these rules by personally providing the benefit. Be mindful that this and other anti-corruption statutes are construed very broadly. For example:

●	A government official may work at any level of government, including as a representative of a state-owned entity

●	Close family members of a government official are also prohibited beneficiaries

●	Value is determined by the effect on the recipient, not a bright line of cost to you or Pacaso and may be of little or no value to you or the Company

●	Cash, gifts, favors, entertainment, and hospitalities (excessive food, drink, or lodging) are among the many examples of what can be considered a bribe

●	Asking an official to take action—or not take it when appropriate—is improper when accompanied by a thing of value

●	Intent matters—not whether the official is actually able to, or does, provide any benefit to Pacaso

●	Likewise, it is prohibited to ignore or “look the other way” when you have reason to suspect any benefit may flow to a government official, including through a third party

In addition to prohibiting bribery in any form, we also prohibit making payments to accelerate government action, known as “facilitation” or “grease” payments. This is true even where such payments are customary or permitted by local law or rule.

We permit customary gifts for business partners who are not government officials, as long as the gift is of an appropriate value for the occasion and is not extravagant. Expensive gifts or those that appear motivated by a desire to influence the recipient may be considered inappropriate and cause legal exposure to you and Pacaso.

You may accept customary business courtesies of modest value from our current and potential suppliers, business partners, or vendors, like meals, entertainment, and branded or token gifts. Such exchanges must be infrequent and proportionate to your interaction, of a reasonable value, and free from the appearance that they may influence your business judgment. You must not request preferential treatment, or any gift or courtesy to benefit yourself, your family, or your interests, which might give the same impression. Use your common sense and good judgment—if you might be embarrassed to have your co-workers learn you accepted a gift or courtesy, it likely does not meet these standards. As always, ask questions when in doubt to avoid even the appearance of impropriety.

10.	Anti-Money Laundering

Money laundering negatively impacts society by legitimizing the proceeds of illegal activity, including from drug trafficking, corruption, and terrorism. Pacaso condemns this practice and complies with all anti-money laundering laws and regulations wherever we do business. We do not participate in any transaction that appears to involve funds from illegal activities. Accordingly, we scrutinize each relationship and carefully review all transactions between us and external parties, including customers, vendors and suppliers, or other business partners.

11.	Protecting Confidential Information

Our reputation and continued success in the marketplace depend on our ability to preserve trust and safeguard the non-public information that we receive from our customers, business partners, and suppliers, or that we generate in our business. Confidential and sensitive information, including personally identifiable information (“PII”), can be found in many categories, including but not limited to, financial and transactional data, marketing plans, planning and strategy materials for products and services, supplier pricing, customer or potential customer data and PII, and Crew Member information and PII. When in doubt, treat all information that is not publicly available as confidential. Store, access, and maintain all records in accordance with our Document Retention Policy.

Inappropriately collecting or using the confidential, trade-secret, or proprietary information of others, including competitors, is unethical and strictly prohibited. In some instances, it is also a violation of law. For more information, see Pacaso’s Privacy and General Data Protection Regulation Policy.

In certain instances, we may be required to provide non-public information, such as in conjunction with a regulatory or legal request. If you receive a disclosure request, do not take any action before contacting Legal as inappropriate disclosures can result in legal exposure to you or the company. This disclosure prohibition does not extend to disclosures that are protected by law under any applicable federal or state Whistleblower statutes.

12.	Information Technology

Pacaso understands that email and the internet are essential tools. From time to time, as legally permitted, Pacaso may (on its own or through an internet service provider) monitor, log and gather statistics on employee activity on these platforms. We may also examine all individual connections and communications. This means you should have no expectation of privacy when using Pacaso’s computers or systems. System monitoring is done for your protection and that of the rights or property of the provider of these services. Please consider this when conducting personal business using company hardware and software. In all circumstances, use of the Internet, intranet and company email systems must be consistent with the law and Pacaso’s policies. Inappropriate use may lead to disciplinary action up to and including termination.

13.	Protecting Assets

It is your responsibility to protect Pacaso–and its reputation— by using company assets only for legitimate business purposes. Crew Members must protect all Pacaso assets against illegal or inappropriate use, damage, misuse, and theft. This includes not only tangible and technology assets, such as equipment, supplies, and funds, but also intangible assets, such as trademarks, intellectual property, and confidential information. You must never use company assets for your personal benefit or other improper or abusive purposes.

14.	Human Rights

Pacaso is committed to supporting efforts to eliminate forced labor, slavery, and human trafficking worldwide. Crew Members are expected to help us meet this commitment by identifying and reporting any human rights issues involving a Pacaso resource, property or business partner.

15.	Diversity

Pacaso is committed to building a diverse and inclusive workforce. We strive to be as diverse as the homeowners we serve and the communities in which we conduct business. We seek to create an environment that values diverse experiences and ideas, and fosters tolerance and respect. Discriminatory practices, including discriminatory hiring procedures, are not tolerated.

15.	Conflict of Laws

Pacaso does business in many different jurisdictions and continues to grow. This means that you must always be mindful of, and adhere to, the legal and regulatory requirements in the location in which you are conducting business. Such requirements may vary greatly from place to place. If there is a conflict between local requirements and this Code or another Pacaso policy, before taking any action, notify Legal or email Compliance@Pacaso.com to determine the best course of action.

16.	Political Involvement and Lobbying

Personal political activity that does not conflict or interfere with your Crew Member responsibilities is permitted. However, absent express authorization from Legal, it is a violation of Pacaso policy to attribute specific political views to the company or use company assets to participate in or to fund any political or politically-sensitive activity. If you are concerned about the propriety of any activity, contact Legal for guidance.

17.	Business Records

Pacaso is subject to laws and regulations requiring that we keep full, complete, and accurate business records. Crew Members must create, maintain, and update records in a timely manner to meet these obligations, and do so in a way which does not mislead or attempt to conceal impropriety. Maintaining accurate business records also means complying with all records retention instructions and safeguarding records from unauthorized damage, loss or destruction. Financial books and records must accurately account for all material elements of transactions and comply with applicable accounting and auditing practices.

18.	Administration of the Code

The Code is administered by Legal. If you have any questions about the Code or how to comply, contact Legal for assistance. You will be required to certify at least annually, or upon request, that you understand and will comply with the Code. In some instances, you may receive more specific guidance on policies and procedures applicable to your role which you must follow along with this Code.

19.	No Rights Created

Nothing in this Code is intended to create a contract of employment. Receipt and/or acknowledgment of this Code does not constitute an express or implied contract of employment or guarantee any particular term, condition or length of employment. All Pacaso employees are employed “at-will,” meaning that employees or Pacaso can end the employment relationship at any time, for any lawful reason.